Exhibit 99.1

Pan American Silver reports on fourth quarter and full year 2013 financial results

(Unaudited Results.  All amounts in US$ unless otherwise stated.  Approximate production figures.)

VANCOUVER, Feb. 20, 2014 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the "Company", or "Pan American"), posted a net loss of $293.1 million, or $1.94 per share during the fourth quarter of 2013, which included a non-cash impairment charge of $218.1 million (net of tax) on the carrying value of the Dolores mine, due to lower assumed long-term metal prices and increased taxes, and a non-cash deferred tax charge of $86.0 million,  due to the recent tax changes in Mexico.  Net cash flow from operating activities during the current quarter was $46.2 million or $0.30 per share, reflecting the excellent fourth quarter production results and continued cost control efforts.  Cash and short term investments increased over the previous quarter to $422.7 million at December 31, 2013 even after the payment of our normal quarterly dividend of $18.9 million in early December, clearly exhibiting Pan American's ability to continue to generate positive cash flows at current silver prices.

Fourth Quarter 2013 Highlights (unaudited)(1)

•        Silver production of 6.8 million ounces

•        Record gold production of 46,200 ounces

•        Consolidated cash costs(2) of $9.56 per silver ounce, net of by-product credits, down 19% year-on-year

•        All-in sustaining costs per silver ounce sold ("AISCSOS")(3) of $17.03, net of by-product credits, 33% down year-on-year

•        Revenue of $192.4 million

•        Mine operating earnings(4) of $19.0 million

•        Net loss of $293.1 million or $1.94 per share, including a non-cash impairment charge of $218.1 million (net of tax) on the Dolores mine and a $86 million deferred tax charge due to tax rate changes in Mexico

•        Net cash generated from operating activities was $46.2 million, or $0.30 per share

•        Quarterly dividend of $0.125 per share maintained

Full-year 2013 Highlights (unaudited)(1)

•        Record silver production of 26 million ounces

•        Record gold production of 149,800 ounces

•        Consolidated cash costs(2) of $10.81 per silver ounce, net of by-product credits, down 10% year-on-year

•        AISCSOS(3) of $18.33, net of by-product credits, down 18% year-on-year

•        Revenue of $824.5 million

•        Mine operating earnings(4) of $131.5 million

•        Net loss(5) of $445.8 million, including non-cash impairment charges of $420.4 million for Dolores (net of taxes) and a non-cash $86.8 million deferred tax charge due to tax rate change in Mexico

•        Net cash generated from operating activities of $119.6 million or $0.79 per share

•        Completed construction and commissioned the phase 1 of the leach pad 3 at the Dolores mine

•        Approved the La Colorada production expansion project

•        Total dividends paid to common shareholders of $75.8 million, representing $0.50 per share annually

•        Total share repurchases of $6.7 million

•        Achieved the best annual safety record in the Company's history

Financial Position at December 31, 2013
• Cash and short term investments of $422.7 million • Working capital of $689.0 million • Long term debt of $40.0 million

(1)	Financial information in this news release is based on International Financial Reporting Standards ("IFRS"); results are unaudited; percentages compare period-on-period.
(2)	Cash costs per payable ounce of silver, net of by-product credits, is a non-GAAP measure. The Company believes that in addition to production costs, depreciation and amortization, and royalties, cash costs per ounce is a useful and complementary benchmark that investors use to evaluate the Company's performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry. However, cash costs per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance. Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating cash costs per ounce may differ from the methods used by other entities and, accordingly, the Company's cash costs per ounce may not be comparable to similarly titled measures used by other entities. See "Financial and Operating Highlights" below for a reconciliation of this measure to the Company's production costs, depreciation and amortization, and royalties.
(3)	(1) All-in sustaining costs per silver ounce sold ("AISCSOS") is a non-GAAP measure. The Company has adopted the reporting of AISCSOS as a measure of a silver mining company's consolidated operating performance and the ability to generate cash flow from all operations collectively. We believe it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash and total costs per ounce as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow. This measure including its subcomponent Sustaining Capital are non - GAAP measures and readers should refer to the attached table in the section under Sustaining Capital for a reconciliation of this measure to the unaudited condensed interim consolidated financial statements.
(4)	Mine operating earnings is a non-GAAP measure used by the Company to assess the performance of its silver mining operations. Mine operating earnings is calculated as revenue less production costs, depreciation and amortization and royalties. The Company and certain investors use this information to evaluate the Company's performance.

Commenting on the Company's fourth quarter and full year 2013 performance, Geoff Burns, President & CEO said, "With the rapid decline in the price of silver and gold, 2013 became one of the most challenging years Pan American has faced.  But I am proud of how we responded.  We reduced our cash costs by 10% and our all-in sustaining costs by 18% year over year.  We reduced our G&A expenses and our exploration expenditures, while at the same time completing critical long-term projects and recording new company records for silver and gold production.  In short, we rebuilt Pan American to be a stronger company, able to continue to generate positive cash flows and pay meaningful dividends at current silver price levels".  Burns continued, "Our fourth quarter financials were blemished by the need to recognize an impairment on our Dolores mine and non-cash deferred tax charges related to increased tax rates in Mexico.  However, thanks to our excellent production and lower cost base we generated strong net operating cash flows of $0.40 per share during the quarter and were able to increase our year-end cash position to over $422 million, even after paying our industry-leading dividend.  Our focus for 2014 is to again grow our silver and gold production, sustain the new cost levels we have achieved and to advance the expansion of the La Colorada mine, setting the stage for yet another leg of production growth."

Financial Results

During the fourth quarter of 2013 Pan American generated revenue of $192.4 million, 22% lower than in the last quarter of 2012, due mainly to sharply lower realized prices for silver and gold, partially offset by greater quantities of metals sold.  For the full-year 2013, the Company generated $824.5 million in revenue, or 11% less than in 2012.  During 2013, the average realized price of silver declined 25% to $23.29 per ounce compared to the previous year and the average realized price of gold declined 16% to $1,398 per ounce.  The annual average prices of zinc, lead and copper declined as well to $1,909 per tonne, $2,141 per tonne and $7,251 per tonne, respectively. For the full year 2013, silver and gold contributed 71% and 19% of total revenue, respectively.

In the last quarter of 2013, Pan American recorded a net loss of $293.1 million, or $1.94 per share, due mainly to an impairment charge of $218.1 million (net of tax impact) reducing the book value of the Dolores mine and a deferred tax charge of $86.8 million relating to Mexican tax reforms that included new taxes and changes to income tax rates.  The impairment charge at Dolores was primarily driven by lower long-term precious metals price assumptions of $22 per ounce of silver and $1,300 per ounce of gold used in the impairment test.  For the full-year 2013, Pan American generated a net loss of $445.8 million, or $2.94 per share.  The net loss was mainly attributable to non-cash impairment charges totaling $420.4 million (net of tax impact) on Dolores and a non-cash deferred tax charge of $86.8 million relating to Mexican tax reforms that included new taxes and changes to income tax rates.  Also included in the fourth quarter were realized foreign exchange losses of $6.0 million on our treasury position due to the relative strengthening of the US dollar, offset by a gain of $6.0 million on the sale of other assets.

Mine operating earnings generated in the fourth quarter of 2013 declined to $19.0 million, which included a negative adjustment of $8.4 million for the net realizable value of in-process inventories.  For the full-year 2013, Pan American generated $131.5 million in mine operating earnings, 58% lower than in 2012.  The decline in annual and quarterly mine operating earnings was directly attributable to lower realized prices for silver and gold described above, partially offset by increased volumes of silver and gold sold.  Operating cash flows during the fourth quarter of 2013 were $46.2 million or $0.30 per share, 43% lower year-on-year.  Operating cash flows for the full-year 2013 were $119.6 million, or $0.79 per share, 38% lower than in 2012.

At December 31, 2013, Pan American had $422.7 million in cash and short-term investments, an increase from the previous quarter, and working capital of $689.0 million.

During the fourth quarter of 2013, Pan American paid $18.9 million in cash dividends to holders of common shares.  In 2013, the Company returned a total of $75.8 million in cash dividends to its shareholders.

Production and Operations

During the fourth quarter of 2013, Pan American produced 6.8 million ounces of silver and a record 46,200 ounces of gold.  For the full year 2013, Pan American achieved production records of 26 million ounces of silver and 149,800 ounces of gold, 4% and 33% more than in 2012, respectively.  The new silver production record was accomplished due to production gains at La Colorada, Huaron, Morococha and San Vicente, partially offset by a decline in silver ounces produced at Alamo Dorado and Manantial Espejo due to lower grades and recoveries.  As anticipated, gold production soared on account of significant production improvements at Dolores due to more tonnes processed and higher recoveries and at Manantial Espejo due to higher grades and recoveries.

During the three months ended December 31, 2013, Pan American's operations performed as expected.  In Mexico, silver production at La Colorada rose 14% to 1.2 million ounces due to higher throughput, while silver production at Alamo Dorado declined 20% due to mine sequencing, and production at Dolores was practically flat year-on-year.  For the full year 2013, La Colorada's silver production rose 3% to 4.6 million ounces on higher throughput, Alamo Dorado's production declined 5% to 5.1 million ounces on lower grades and Dolores' production increased 32% to 3.5 million based on a full year of production compared to three quarters in 2012.

The Company's Peruvian operations produced a total of 1.5 million ounces of silver during the fourth quarter of 2013.  At Huaron, higher milling rates boosted production by 17% year-on-year to 0.9 million ounces and at Morococha, production rose 16% year-on-year to 0.6 million ounces on better grades and recoveries.  In 2013, Huaron produced 3.3 million ounces of silver and Morococha produced 2.4 million ounces of silver, 14% and 15% more than in 2012, respectively.  The annual production growth was driven by increased mechanized mining rates at Huaron and higher grades and recoveries at Morococha from improved mine developments.

The San Vicente mine in Bolivia had another solid quarter and produced 1.0 million ounces of silver during the final three months of 2013.  Production was slightly ahead compared to the last quarter of 2012 as better recoveries offset lower grades.  For the full-year 2013, San Vicente contributed 4.0 million ounces to the Company's consolidated silver production on account of higher mining and milling rates and better recoveries.

Silver production at the Manantial Espejo mine in Argentina fell 16% during the fourth quarter of 2013, to 0.9 million ounces.  The production decline was in line with expectations due to the lower silver grade ore mined in accordance with the mine plan sequence.  Manantial Espejo's silver production for the full-year 2013 fell 13% to 3.1 million ounces on account of less tonnes processed and lower grades, partially offset by better recoveries.

Pan American's consolidated 2013 full-year gold production rose 33% to 149,800 ounces compared to 2012 on account of 65,230 ounces produced at Dolores and 60,820 ounces produced at Manantial Espejo.  Dolores' production increase of 50% compared to the previous year was due to having only three quarters of ownership included in 2012, more tonnes processed, better grades, and better recoveries, while Manantial Espejo's 40% increase compared to 2012 was due to higher grades and recoveries.

The Company's full-year 2013 base metals production came in above guidance at 42,100 tonnes of zinc, 13,500 tonnes of lead and 5,500 tonnes of copper, which was 14%, 10% and 33% more than in 2012, respectively.  The increases were mainly due to greater production from the Company's Peruvian mines and from the La Colorada mine.

Consolidated cash costs during the fourth quarter of 2013 decreased 19% to $9.56 per ounce of silver, net of by-product credits, as compared to the same period in 2012.  Cash costs for the full-year 2013 were $10.81 per ounce of silver, net of by-product credits, or 10% below cash costs in 2012.  The Company's cost savings measures implemented earlier in 2013 proved to have the greatest success at San Vicente and the Company's Peruvian operations, where significant cost reductions were achieved.  These reductions were partially offset by cost increases at Alamo Dorado, where lower grades had a negative effect on production and costs, and at Dolores, where costs rose mainly on pre-stripping expenditures.

AISCSOS for the three months ended December 31, 2013 were $17.03, net of by-products, 33% lower year-on-year.  AISCSOS for the full-year 2013 were $18.33, net of by-products, which was 18% lower than in 2012.  For a reconciliation of the calculation of AISCSOS, please refer to the table on the final page of this news release.

In 2013, Pan American spent $159.4 million in sustaining and longer-term capital at its seven operations, primarily for open pit pre-stripping at Dolores, Alamo Dorado and Manantial Espejo, in addition to underground developments at Manantial Espejo, Huaron and Morococha, tailings dam or leach pad expansions at La Colorada, Huaron and Dolores, and equipment replacements and rebuilds, infrastructure upgrades and mine-site exploration across all seven mines.

On December 18, 2013, Pan American announced its decision to proceed with the production expansion project at the La Colorada mine, based on the results of a positive preliminary economic assessment ("PEA").  The PEA demonstrates a solid, relatively low-risk expansion project that has the potential to provide robust after-tax economic returns using a long-term price of $19.00 per silver ounce.  The expansion will increase the mine's silver production rate to approximately 7.7 million ounces of silver annually by the end of 2017, for an incremental capital investment of $80 million, the majority of which will be spent from 2014 until 2017.

2014 Outlook

In 2014, Pan American expects to produce 25.75 to 26.75 million ounces of silver and 155,000 to 165,000 ounces of gold at consolidated cash costs of between $11.70 and $12.70 per ounce of silver, net of by-product credits.  The Company also expects to produce 39,500 to 42,500 tonnes of zinc, 12,700 to 13,700 tonnes of lead and 5,200 to 5,700 tonnes of copper.

The Company also plans to invest $95.5 million in sustaining capital.  The sustaining capital is primarily for open pit pre-stripping at Dolores and Manantial Espejo, tailings dam expansion at La Colorada, underground developments at Huaron and Morococha and mine-site exploration across all seven mines.  The Company also expects to spend $67.0 million on long-term projects, primarily for advancing the La Colorada mine expansion, as well as for the expansion of leach pad 3, the power line project and some production expansion studies at Dolores.

For details of the Company's 2014 forecast production and capital expenditures by mine, please refer to the news release dated January 20, 2014.

In 2014, Pan American expects AISCSOS in the range of $17.00 to $18.00, net of by-product credits.  The Company has adopted the reporting of AISCSOS as a measure of a silver mining company's consolidated operating performance and the ability to generate cash flow from all operations collectively.  The Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash and total costs per ounce as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow. The following table details Pan American's expected range of AISCSOS for this year:

		Guidance 2014
		Low	High
Cash cost of sales net of by- products		$298,000	$306,500

Sustaining capital		95,500	95,500
Exploration		15,750	15,750
Reclamation cost accretion		3,000	3,000
General & administrative expense		19,600	19,600
All-in sustaining costs	A	$431,850	$440,350
Payable ounces sold	B	25,400,000	24,460,000
All-in sustaining cost per silver ounce sold, net of by-products	(A*$1000)/B	$17.00	$18.00

***

About Pan American

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns several development projects in the USA, Mexico, Peru and Argentina.

Technical information contained in this news release with respect to Pan American has been reviewed by Michael Steinmann, P.Geo., Executive VP Corporate Development & Geology, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company's Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss these results on Thursday, February 20, 2014 at 1:00 pm EST (10:00 am PST).  To participate in the conference, please dial toll number 1-604-638-5340.

A live audio webcast and Power Point presentation will be available at http://services.choruscall.ca/links/pan140220.html. The call and webcast will also be available for replay for one week after the call by dialing 1-604-638-9010 and entering code # 6218 followed by the # sign.

NON-GAAP MEASURE - CASH COSTS PER OUNCE, NET OF BY-PRODUCT CREDITS

THIS NEWS RELEASE PRESENTS INFORMATION ABOUT OUR CASH COSTS OF PRODUCTION OF AN OUNCE OF SILVER FOR OUR OPERATING MINES.  CASH COSTS PER OUNCE PRODUCED, NET OF BY-PRODUCT CREDITS IS CALCULATED AS FOLLOWS:

•	EXCEPT AS OTHERWISE NOTED, CASH COSTS PER OUNCE PRODUCED IS CALCULATED BY DIVIDING TOTAL CASH COSTS, NET OF BY-PRODUCT CREDITS BY TOTAL SILVER OUNCES PRODUCED AT THE RELEVANT MINE OR MINES.
•	TOTAL CASH COSTS INCLUDE MINE OPERATING COSTS SUCH AS MINING, PROCESSING, ADMINISTRATION, ROYALTIES AND OPERATING TAXES, BUT EXCLUDE AMORTIZATION, RECLAMATION COSTS, FINANCING COSTS AND CAPITAL DEVELOPMENT AND EXPLORATION. CERTAIN AMOUNTS OF STOCK-BASED COMPENSATION ARE EXCLUDED AS WELL.

CASH COST PER OUNCE OF SILVER PRODUCED, NET OF BY-PRODUCT CREDITS IS INCLUDED IN THIS NEWS RELEASE BECAUSE CERTAIN INVESTORS USE THIS INFORMATION TO ASSESS OUR PERFORMANCE AND ALSO TO DETERMINE OUR ABILITY TO GENERATE CASH FLOW FOR USE IN INVESTING AND OTHER ACTIVITIES.  THE INCLUSION OF CASH COSTS PER OUNCE PRODUCED MAY ENABLE INVESTORS TO BETTER UNDERSTAND YEAR-OVER-YEAR CHANGES IN OUR PRODUCTION COSTS, WHICH IN TURN AFFECT PROFITABILITY AND CASH FLOW. CASH COSTS PER OUNCE, NET OF BY-PRODUCT CREDITS DOES NOT HAVE A STANDARDIZED MEANING OR A CONSISTENT BASIS OF CALCULATION PRESCRIBED BY CANADIAN ACCOUNTING STANDARDS.  INVESTORS ARE CAUTIONED THAT CASH COSTS PER OUNCE PRODUCED, NET OF BY-PRODUCT CREDITS SHOULD NOT BE CONSIDERED IN ISOLATION OR CONSTRUED AS A SUBSTITUTE TO COSTS DETERMINED IN ACCORDANCE WITH CANADIAN ACCOUNTING STANDARDS AS PRESCRIBED UNDER IFRS AS AN INDICATOR OF PERFORMANCE.  OUR METHOD OF CALCULATING CASH COSTS PER OUNCE PRODUCED, NET OF BY-PRODUCT CREDITS MAY DIFFER FROM THE METHODS USED BY OTHER ENTITIES AND, ACCORDINGLY, OUR CASH COSTS PER OUNCE PRODUCED MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURED USED BY OTHER ENTITIES.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS OR INFORMATION.  FORWARD-LOOKING STATEMENTS OR INFORMATION IN THIS NEWS RELEASE RELATE TO, AMONG OTHER THINGS: OUR PRODUCTION OF SILVER, GOLD AND OTHER METALS IN 2014; OUR ESTIMATED CASH COSTS PER OUNCE OF SILVER IN 2013 AND FORECAST CASH COSTS PER OUNCE OF SILVER IN 2014; OUR ESTIMATED AISCSOS FOR 2014; OUR ANTICIPATED CAPITAL INVESTMENTS FOR 2014; THE ABILITY OF THE COMPANY TO SUCCESSFULLY COMPLETE ANY CAPITAL  INVESTMENT PROGRAMS AND PROJECTS AND THE IMPACTS OF ANY SUCH PROGRAMS AND PROJECTS ON THE COMPANY;  AND ANY ANTICIPATED LEVEL OF FINANCIAL AND OPERATIONAL SUCCESS IN 2014.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT OPERATIONAL, BUSINESS, ECONOMIC AND REGULATORY UNCERTAINTIES AND CONTINGENCIES.  THESE ASSUMPTIONS INCLUDE: TONNAGE OF ORE TO BE MINED AND PROCESSED; ORE GRADES AND RECOVERIES; PRICES FOR SILVER, GOLD AND BASE METALS; CAPITAL, DECOMMISSIONING AND RECLAMATION ESTIMATES; OUR MINERAL RESERVE AND RESOURCE ESTIMATES AND THE ASSUMPTIONS UPON WHICH THEY ARE BASED; PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); NO LABOUR-RELATED DISRUPTIONS AT ANY OF OUR OPERATIONS: NO UNPLANNED DELAYS IN OR INTERRUPTIONS IN SCHEDULED PRODUCTION; ALL NECESSARY PERMITS, LICENCES AND REGULATORY APPROVALS FOR OUR OPERATIONS ARE RECEIVED IN A TIMELY MANNER; AND OUR ABILITY TO COMPLY WITH ENVIRONMENTAL, HEALTH AND SAFETY LAWS. THE FOREGOING LIST OF ASSUMPTIONS IS NOT EXHAUSTIVE.

THE COMPANY CAUTIONS THE READER THAT FORWARD-LOOKING STATEMENTS AND INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SILVER, GOLD AND  BASE METALS PRICES; FLUCTUATIONS IN PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); OPERATIONAL RISKS AND HAZARDS INHERENT WITH THE BUSINESS OF MINING (INCLUDING ENVIRONMENTAL ACCIDENTS AND HAZARDS, INDUSTRIAL ACCIDENTS, EQUIPMENT BREAKDOWN, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, CAVE-INS, FLOODING AND SEVERE WEATHER); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH, AND CLAIMS BY, LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; OUR ABILITY TO OBTAIN ALL NECESSARY PERMITS, LICENSES AND REGULATORY APPROVALS IN A TIMELY MANNER;CHANGES IN LAWS, REGULATIONS AND GOVERNMENT PRACTICES IN THE JURISDICTIONS WHERE WE OPERATE, INCLUDING ENVIRONMENTAL, EXPORT AND IMPORT LAWS AND REGULATIONS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; INCREASED COMPETITION IN THE MINING INDUSTRY FOR EQUIPMENT AND QUALIFIED PERSONNEL; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  INVESTORS ARE CAUTIONED AGAINST UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS AND INFORMATION.  FORWARD-LOOKING STATEMENTS AND INFORMATION ARE DESIGNED TO HELP READERS UNDERSTAND MANAGEMENT'S CURRENT VIEWS OF OUR NEAR AND LONGER TERM PROSPECTS AND MAY NOT BE APPROPRIATE FOR OTHER PURPOSES.  THE COMPANY DOES NOT INTEND, NOR DOES IT ASSUME ANY OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS AND INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, CHANGES IN ASSUMPTIONS, FUTURE EVENTS OR OTHERWISE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW.

Pan American Silver Corp.
Financial & Operating Highlights
	Three months ended		Twelve months ended
	December 31,		December 31,
	2013	2012(1)	2013	2012(1)
Consolidated Financial Highlights
(Unaudited in thousands of U.S. Dollars)

Net (loss) earnings for the period	$(293,064)	$(31,535)	$(445,846)	$78,355
(Loss) earnings per share attributable to common shareholders (basic)	$(1.94)	$(0.18)	$(2.94)	$0.56
Adjusted (loss) earnings for the period(2)	$(84,306)	$55,119	$(49,502)	$166,814
Mine operating earnings	$18,955	$85,091	$131,519	$303,945
Net cash generated from operating activities	$46,156	$81,603	$119,606	$193,305
Capital spending	$(33,669)	$(65,269)	$(159,401)	$(159,915)
Dividends paid	$(18,881)	$(7,618)	$(75,755)	$(24,919)
Shares repurchased	$-	$(10,719)	$(6,740)	$(41,749)
Cash and short-term investments	$422,722	$542,324	$422,722	$542,324
Working capital(3)	$689,032	$763,980	$689,032	$763,980

Consolidated Metals Recovered

Silver metal - ounces	6,799,911	6,894,166	25,959,338	25,075,298
Gold metal - ounces	46,227	32,381	149,815	112,283
Zinc metal - tonnes	11,271	8,886	42,141	36,848
Lead metal - tonnes	3,465	2,805	13,499	12,266
Copper metal - tonnes	1,688	1,137	5,543	4,162

Average Price Realized

Silver metal ($/oz)	$20.28	$33.41	$23.29	$31.26
Gold metal ($/oz)	$1,285	$1,729	$1,398	$1,672

Consolidated Cost per Ounce of Silver (net of by-product credits) (4)

Total cash cost per ounce	$9.56	$11.75	$10.81	$12.03
Total production cost per ounce	$14.57	$16.12	$16.56	$16.88

All-in Sustaining Cost per Silver Ounce Sold (net of by-product credits)(5)	$17.03	$25.54	$18.33	$22.26

Payable ounces of silver (used in cost per ounce calculations)	6,421,156	6,558,268	24,586,527	23,746,108

(1)	Certain 2012 balances have been recast to reflect the effects of finalizing the purchase price allocation of the Minefinders transaction during the 2013 first quarter.
(2)	Adjusted earnings (loss) is a non-GAAP measure. Adjusted earnings (loss) is calculated as net (loss) earnings for the period adjusting for the gains or losses recorded on fair market value adjustments on the Company's outstanding derivative instruments, impairment of mineral property, unrealized foreign exchange gains or losses, unrealized gain or loss on commodity contracts, realized and unrealized losses on silver and gold forward contracts, severance expense, the transaction costs arising from the Minefinders transaction, gain or loss on sale of assets, and the effect for taxes on the above items. The Company considers this measure to better reflect normalized earnings as it does not include items which may be volatile from period to period.

	Three months ended December 31,		Twelve months ended December 31,
Adjusted Earnings Reconciliation	2013	2012	2013	2012
Net (loss) earnings for the period	$(293,064)	$(31,535)	$(445,846)	$78,355
Adjust derivative gains	(1,249)	(14,203)	(16,715)	(24,159)
Adjust unrealized foreign exchange (gains) losses	(656)	(584)	(922)	6,124
Adjust realized (gains) losses on silver and gold hedge program	(1,127)	-	5,127	-
Adjust realized and unrealized (gains) losses on commodity contracts	260	(34)	25	(25)
Adjust severance and acquisition costs	-	-	617	16,162
Adjust gain on sale of mineral properties	(5,969)	1,466	(14,068)	(9,652)
Adjust write-down of mining assets	336,785	100,009	540,228	100,009
Adjust for effect of taxes on above items	(119,286)	-	(117,948)	-
Adjusted (loss) earnings for the period	$(84,306)	$55,119	$(49,502)	$166,814

(3)	Working capital is a non-GAAP measure calculated as current assets less current liabilities. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
(4)	Consolidated cost per ounce of silver is a non-GAAP measure. The Company believes that in addition to production costs, depreciation and amortization, and royalties, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate the Company's performance and ability to generate cash flows and is well understood and widely reported in the silver mining industry. However, cash cost per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance. Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating cash costs per ounce may differ from the methods used by other entities.
(5)	The Company has adopted the reporting of All-In Sustaining Costs per Silver Ounce Sold ("AISCSOS") as a measure of a silver mining company's consolidated operating performance and the ability to generate cash flow from all operations collectively. We believe it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash and total costs per ounce as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow.

Pan American Silver Corp.
Consolidated Statements of Financial Position
As at December 31, 2013 and 2012
(Unaudited in thousands of U.S. dollars)
	December 31,	December 31,
	2013	2012 (Recast)
Assets
Current assets
Cash and cash equivalents	$249,937	$346,208
Short-term investments	172,785	196,116
Trade and other receivables	114,782	134,612
Income taxes receivable	40,685	18,671
Inventories	284,352	266,663
Derivative financial instruments	-	25
Prepaids and other current assets	9,123	9,546
	871,664	971,841
Non-current assets
Mineral property, plant and equipment	1,870,678	2,205,252
Long-term refundable tax	9,801	9,937
Deferred tax assets	165	1,358
Other assets	8,014	7,291
Goodwill	7,134	198,946
Total Assets	$2,767,456	$3,394,625

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$125,609	$136,149
Loan payable	20,095	-
Provisions	3,172	7,022
Current portion of finance lease	4,437	12,473
Current income tax liabilities	29,319	52,217
	182,632	207,861
Non-current liabilities
Provisions	43,817	45,661
Deferred tax liabilities	285,947	326,171
Share purchase warrants	207	8,594
Long-term portion of finance lease	5,717	24,377
Long-term debt	34,302	41,134
Other long-term liabilities	26,045	23,256
Total Liabilities	578,667	677,054

Equity
Capital and reserves
Issued capital	2,295,208	2,300,517
Share option reserve	21,110	20,560
Investment revaluation reserve	(137)	964
Retained (deficit) earnings	(133,847)	388,202
Total Equity attributable to equity holders of the Company	2,182,334	2,710,243
Non-controlling interests	6,455	7,328
Total Equity	2,188,789	2,717,571
Total Liabilities and Equity	$2,767,456	$3,394,625

Pan American Silver Corp. Consolidated Income Statements
(Unaudited in thousands of U.S. dollars, except for share and per share amounts)

	Three months ended December 31,		Twelve months ended December 31,
	2013	2012 (Recast)	2013	2012 (Recast)
Revenue	$192,360	$247,335	$824,504	$928,594
Cost of sales
Production costs	(136,223)	(126,654)	(530,613)	(485,163)
Depreciation and amortization	(31,612)	(29,897)	(135,913)	(104,409)
Royalties	(5,570)	(5,693)	(26,459)	(35,077)
	(173,405)	(162,244)	(692,985)	(624,649)
Mine operating earnings	$18,955	$85,091	$131,519	$303,945

General and administrative	(2,602)	(4,638)	(17,596)	(20,790)
Exploration and project development	(990)	(10,405)	(15,475)	(36,746)
Impairment charge	(336,785)	(100,009)	(540,228)	(100,009)
Acquisition costs	-	-	-	(16,162)
Foreign exchange (losses) gains	(5,958)	4,883	(14,637)	5,577
Gains (losses) on commodity and foreign currency contracts	1,049	279	(4,551)	421
Gain on sale of assets	5,969	1,466	14,068	9,652
Other income and expenses	10,210	-	8,287	5,370
(Loss) earnings from continuing operations	(310,152)	(23,333)	(438,613)	151,258

Gain on derivatives	1,249	14,203	16,715	24,159
Investment (loss) income	(592)	3,032	3,086	6,178
Interest and finance expense	(2,902)	(3,326)	(10,277)	(7,678)
(Loss) earnings before income taxes	(312,397)	(9,424)	(429,089)	173,917
Income tax recovery (expense)	19,333	(22,111)	(16,757)	(95,562)
Net (loss) earnings for the period	$(293,064)	$(31,535)	$(445,846)	$78,355

Attributable to:
Equity holders of the Company	$(293,615)	$(31,184)	$(445,851)	$78,201
Non-controlling interests	551	(351)	5	154
	$(293,064)	$(31,535)	$(445,846)	$78,355
Earnings per share attributable to common shareholders
Basic earnings per share	$(1.94)	$(0.18)	$(2.94)	$0.56
Diluted earnings per share	$(1.94)	$(0.23)	$(2.96)	$0.49
Weighted average shares outstanding (in 000's) Basic	151,428	152,332	151,501	140,883
Weighted average shares outstanding (in 000's) Diluted	151,428	154,259	153,430	142,442

Consolidated Statements of Comprehensive Income
(unaudited in thousands of U.S. dollars)
	Three months ended December 31,		Twelve months ended December 31,
	2013	2012 (Recast)	2013	2012 (Recast)
Net (loss) earnings for the period	$(293,064)	$(31,535)	$(445,846)	$78,355

Unrealized net gains (loss) on available for sale securities (net of zero dollars tax)	171	1,298	(39)	2,452
Reclassification adjustment for net loss included in earnings	651	(2,570)	(1,062)	(3,634)
Total comprehensive (loss) income for the period	$(292,242)	$(32,807)	$(446,947)	$77,173

Total comprehensive (loss) income attributable to:
Equity holders of the Company	$(292,793)	$(32,456)	$(446,952)	$77,019
Non-controlling interests	551	(351)	5	154
	$(291,242)	$(33,807)	$(446,947)	$77,173

Pan American Silver Corp.
Consolidated Statements of Cash Flows
(Unaudited in thousands of U.S. dollars)
	Three months ended		Twelve months ended
	December 31,		December 31,
	2013	2012	2013	2012
Cash flow from operating activities
Net (loss) earnings for the year	$(293,064)	$(31,535)	$(445,846)	$78,355

Current income tax expense	12,523	33,549	55,691	101,050
Deferred income tax (recovery) expense	(31,856)	(11,438)	(38,934)	(5,488)
Depreciation and amortization	31,612	29,897	135,913	104,408
Impairment charge	336,785	100,009	540,228	100,009
Accretion on closure and decommissioning provision	757	655	3,030	2,999
Unrealized (gains) losses on foreign exchange	(656)	(584)	(922)	6,124
Stock-based compensation expense	67	(574)	2,173	4,142
Unrealized (gains) losses on commodity contracts	(1,800)	(34)	25	(25)
Gain on derivatives	(1,249)	(14,203)	(16,715)	(24,159)
Gain on sale of assets	(5,969)	(1,466)	(14,068)	(9,652)
Changes in non-cash operating working capital	21,366	(2,208)	(1,673)	(11,061)
Operating cash flows before interest and income taxes	68,516	102,068	218,902	346,702

Interest paid	(309)	(1,890)	(3,425)	(3,639)
Interest received	80	591	2,138	2,575
Income taxes paid	(22,131)	(19,166)	(98,009)	(152,333)
Net cash generated from operating activities	46,156	81,603	119,606	193,305

Cash flow from investing activities
Payments for mineral property, plant and equipment	(33,669)	(65,269)	(159,401)	(159,915)
(Purchase) maturity of short term investments	41,187	(77,083)	19,920	30,383
Acquisition of Minefinders, net of cash acquired	-	-	-	86,528
Proceeds from sale of mineral property, plant and equipment	5,476	410	13,681	1,692
Net refundable tax and other asset expenditures	371	1,072	452	1,989
Net cash used in investing activities	13,365	(140,870)	(125,348)	(39,323)

Cash flow from financing activities
Proceeds from issue of equity shares	-	514	-	3,195
Shares repurchased and cancelled	-	(10,719)	(6,740)	(41,749)
Dividends paid	(18,881)	(7,618)	(75,755)	(24,919)
Proceeds from short term loan	4,870	-	23,494	-
Payments of construction and equipment leases	(2,554)	(1,745)	(30,238)	(6,213)
Net (distributions to)/contributions from non-controlling interests	(621)	(530)	(923)	(1,074)
Net cash used in financing activities	(17,186)	(20,098)	(90,162)	(70,760)
Effects of exchange rate changes on cash	(24)	(828)	(367)	85
Net (decrease) increase in cash	42,311	(80,193)	(96,271)	83,307
Cash at the beginning of the period	207,626	426,401	346,208	262,901
Cash at the end of the period	$249,937	$346,208	$249,937	$346,208

Supplemental Cash Flow Information
Significant Non-Cash Items
Fair value of shares issued as part of Minefinders acquisition	$-	$-	$-	$1,088,104
Replacement options issued as part of Minefinders acquisition	$-	$-	$-	$10,739
Post acquisition expenditures associated with the replacement options	$-	$-	$-	$699
Advances received for construction and equipment leases	$331	$4,021	$3,331	$11,538
Stock compensation issued to employees and directors	$971	$929	$1,035	$1,060

Mine Operations Highlights
	Three months ended		Twelve months ended
	December 31,		December 31,
	2013	2012	2013	2012

La Colorada Mine

Tonnes milled	117,661	106,396	448,659	419,591
Average silver grade - grams per tonne	366	377	352	374
Average silver recovery - %	89.9	90.3	89.9	89.6
Silver (1) - ounces	1,246,193	1,096,603	4,566,377	4,431,111
Gold - ounces	682	737	2,579	3,578
Zinc - tonnes	1,858	1,511	6,759	5,599
Lead - tonnes	869	726	3,324	2,766

Payable ounces of silver	1,191,274	1,043,125	4,364,727	4,215,075

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(2)	$8.20	$8.50	$9.43	$8.64
Total cost per ounce net of by-products(2)	$10.09	$9.94	$11.27	$9.96

Capital Expenditures - thousands	$2,250	$8,689	$13,574	$21,700

(1) Reported metals figures in the tables in this section are quantities of metal produced.
(2) Cash costs per ounce and total costs per ounce are non-GAAP measurements.

	Three months ended		Twelve months ended
	December 31,		December 31,
	2013	2012	2013	2012

Alamo Dorado Mine

Tonnes milled	460,004	429,544	1,790,317	1,697,941
Average silver grade - grams per tonne	98	128	101	116
Average gold grade - grams per tonne	0.41	0.35	0.36	0.38
Average silver recovery - %	83.8	87.2	87.1	85.6
Silver (1) - ounces	1,238,670	1,556,689	5,078,807	5,364,011
Gold - ounces	5,943	4,564	17,600	17,966
Copper - tonnes	49	49	123	117

Payable ounces of silver	1,228,465	1,551,171	5,042,779	5,345,677

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(2)	$8.81	$4.67	$7.45	$5.05
Total cost per ounce net of by-products(2)	$11.81	$7.65	$10.98	$7.95

Capital Expenditures - thousands	$542	$4,405	$7,621	$10,936

(1) Reported metals figures in the tables in this section are quantities of metal produced.
(2) Cash costs per ounce and total costs per ounce are non-GAAP measurements.

	Three months		Twelve months	Nine months
	ended		ended	ended
	December 31,		December 31,	December 31,*
	2013	2012	2013	2012
Dolores Mine

Tonnes processed	1,223,153	1,508,506	5,351,851	4,346,595
Average silver grade - grams per tonne	45	46	48	42
Average gold grade - grams per tonne	0.43	0.38	0.46	0.40
Average silver recovery - %	51.9	41.4	42.7	45.7
Average gold recovery - %	91.4	80.2	82.1	78.0
Silver(1) - ounces	922,442	930,113	3,502,522	2,652,851
Gold - ounces	15,604	14,698	65,230	43,476

Payable ounces of silver	920,136	927,788	3,493,766	2,646,219

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(2)	$13.77	$3.78	$7.47	$4.05
Total cost per ounce net of by-products(2)	$23.57	$10.8	$20.12	$16.88

Capital Expenditures(3) - thousands	$10,411	$18,972	$36,159	$35,352

*	The Dolores mine was acquired with effect from April 1, 2012 and therefore the operations under Pan American's ownership as only for the nine months ended December 31, 2012.
(1)	Reported metals figures in the tables in this section are quantities of metal produced.
(2)	Cash costs per ounce and total costs per ounce are non-GAAP measurements.
(3)	Sustaining capital expenditures excluding $8,702, $11,749, $50,482 and $21,766 for the periods presented, respectively, in capital incurred on the leach pad projects and other expansion projects.

	Three months ended		Twelve months ended
	December 31,		December 31,
	2013	2012	2013	2012

Huaron Mine

Tonnes milled	218,731	173,895	802,300	683,483
Average silver grade - grams per tonne	154	163	158	162
Average zinc grade - %	2.4	2.5	2.5	2.5
Average silver recovery - %	81.8	83.4	81.8	81.7
Silver (1) - ounces	885,178	753,373	3,303,595	2,909,890
Gold - ounces	263	185	936	655
Zinc - tonnes	3,511	2,990	14,017	11,824
Lead - tonnes	1,486	1,127	5,842	4,727
Copper - tonnes	988	622	3,395	2,257

Payable ounces of silver	761,228	643,351	2,883,758	2,506,481

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(2)	$12.91	$21.81	$14.61	$17.51
Total cost per ounce net of by-products(2)	$17.02	$24.74	$18.65	$21.02

Capital Expenditures - thousands	$3,019	$10,810	$15,474	$22,936

(1)	Reported metals figures in the tables in this section are quantities of metal produced.
(2)	Cash costs per ounce and total costs per ounce are non-GAAP measurements.

	Three months ended		Twelve months ended
	December 31,		December 31,
	2013	2012	2013	2012
Morococha Mine*

Tonnes milled	143,000	141,954	573,295	535,086
Average silver grade - grams per tonne	161	141	149	143
Average zinc grade - %	3.7	2.7	3.2	2.8
Average silver recovery - %	88.1	86.9	87.9	84.9
Silver(1) - ounces	642,681	551,760	2,396,767	2,083,726
Gold - ounces	906	694	2,650	2,840
Zinc - tonnes	4,313	3,089	15,165	11,925
Lead - tonnes	945	859	3,769	3,601
Copper - tonnes	650	467	2,026	1,502

Payable ounces of silver	543,937	472,490	2,049,487	1,776,333

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(2)	$11.95	$25.96	$17.56	$23.48
Total cost per ounce net of by-products(2)	$20.45	$32.01	$26.17	$29.75

Capital Expenditures - thousands(3)	$2,822	$6,585	$18,652	$20,805
* Production figures are Pan American's share only. Pan American's ownership is 92.3%
(1) Reported metals figures in the tables in this section are quantities of metal produced.
(2) Cash costs per ounce and total costs per ounce are non-GAAP measurements.
(3) Sustaining capital expenditures excluding $837 and $6,389 for the 2012 period presented, respectively, in capital incurred on the Morococha relocation project.

	Three months ended		Twelve months ended
	December 31,		December 31,
	2013	2012	2013	2012

San Vicente Mine*

Tonnes milled	79,714	79,613	319,433	306,063
Average silver grade - grams per tonne	415	422	412	419
Average zinc grade - %	2.6	2.2	2.5	2.2
Average silver recovery - %	93.4	91.1	93.8	90.7
Silver(1) - ounces	993,624	971,031	3,967,263	3,726,024
Zinc - tonnes	1,588	1,296	6,201	4,918
Lead - tonnes	166	93	564	432

Payable ounces of silver	906,736	887,816	3,614,290	3,390,683

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(2)	$14.53	$19.84	$15.51	$18.92
Total cost per ounce net of by-products(2)	$17.05	$22.86	$18.07	$22.05

Capital Expenditures - thousands	$1,864	$810	$8,165	$3,053
* Production figures are Pan American's share only. Pan American's ownership is 95%
(1) Reported metals figures in the tables in this section are quantities of metal produced.
(2) Cash costs per ounce and total costs per ounce are non-GAAP measurements.

	Three months ended		Twelve months ended
	December 31,		December 31,
	2013	2012	2013	2012

Manantial Espejo Mine

Tonnes milled	191,375	187,790	719,607	734,335
Average silver grade - grams per tonne	159	182	150	170
Average gold grade - grams per tonne	4.16	2.09	2.81	1.94
Average silver recovery - %	91.6	91.9	91.3	89.8
Average gold recovery - %	96.2	95.0	95.4	94.2
Silver (1) - ounces	871,123	1,034,596	3,144,008	3,632,550
Gold - ounces	22,829	11,503	60,820	43,339

Payable ounces of silver	869,381	1,032,527	3,137,720	3,625,285

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(2)	$(1.58)	$13.08	$8.55	$14.65
Total cost per ounce net of by-products(2)	$6.67	$21.41	$19.03	$22.73

Capital Expenditures - thousands	$4,362	$4,277	$12,002	$15,858

(1) Reported metals figures in the tables in this section are quantities of metal produced.
(2) Cash costs per ounce and total costs per ounce are non-GAAP measurements.

Total Cash Costs and Total Production Costs per Ounce of Payable Silver, net of by-product credits
(Unaudited in thousands of U.S. dollars)
		Three months ended		Twelve months ended
		December 31,		December 31,
		2013	2012	2013	2012
Production costs		$136,223	$126,654	$530,613	$485,163
Add/(Subtract)
Royalties		5,570	5,693	26,459	35,077
Smelting, refining, and transportation charges		19,902	18,746	76,837	68,098
Worker's participation and voluntary payments		(531)	(407)	(1,067)	(1,573)
Change in inventories		4,050	11,491	(625)	11,358
Other		1,311	1,480	(5,408)	(2,475)
Non-controlling interests(2)		(1,207)	(1,968)	(5,967)	(6,914)
Metal Inventory writedown		(8,411)	-	(12,967)	-
Cash Operating Costs before by-product credits		156,907	161,689	607,875	588,734
Less gold credit		(57,880)	(54,822)	(205,207)	(184,300)
Less zinc credit		(18,683)	(15,058)	(69,776)	(62,155)
Less lead credit		(7,090)	(6,030)	(27,757)	(24,676)
Less copper credit		(11,851)	(8,741)	(39,341)	(31,904)
Cash Operating Costs net of by-product credits	A	61,403	77,038	265,794	285,699
Add/(Subtract)
Depreciation and amortization		31,612	29,897	135,913	104,409
Closure and decommissioning provision		758	655	3,030	2,999
Change in inventories		525	(1,512)	5,451	10,017
Other		(248)	-	(971)	(746)
Non-controlling interests(2)		(494)	(384)	(1,964)	(1,504)
Total Production Costs net of by-product credits(1)	B	93,556	105,694	407,254	400,874
Payable Silver Production (oz.)	C	6,421,156	6,558,268	24,586,527	23,746,108
Total Cash Costs per ounce net of by-product credits	(A*$1000)/C	$9.56	$11.75	$10.81	$12.03
Total Production Costs per ounce net of by-product credits	(B*$1000)/C	$14.57	$16.12	$16.56	$16.88

(1)	Figures in this table and in the associated tables below may not add due to rounding.
(2)	Figures presented in the reconciliation table above are on a 100% basis as presented in the statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs. The associated tables below are for the Company's share of ownership only.

		Three months ended December 31, 2013
		La Colorada	Alamo Dorado		Dolores	Huaron	Morococha	Quiruvilca	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$15,161	$18,634		$32,484	$25,266	$20,491	$-	$16,116	$27,464	$155,616
Less gold credit	b1	$(690)	$(7,527)		$(19,818)	$(86)	$(856)	$-	$-	$(28,836)	$(57,812)
Less zinc credit	b2	$(3,001)	$-	-$	-	$(5,595)	$(6,863)	$-	$(2,536)	$-	$(17,995)
Less lead credit	b3	$(1,697)	$-		$-	$(2,944)	$(1,874)	$-	$(402)	$-	$(6,917)
Less copper credit	b4	$-	$(281)		$-	$(6,816)	$(4,397)	$-	$-	$-	$(11,494)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(5,388)	$(7,807)		$(19,818)	$(15,441)	$(13,990)	$-	$(2,938)	$(28,836)	$(94,218)
Cash Costs net of by-product credits	C=(A+B)	$9,773	$10,827		$12,666	$9,825	$6,501	$-	$13,178	$(1,372)	$61,398
Depreciation, amortization & reclamation	D	$2,245	$3,676		$9,022	$3,132	$4,621	$-	$2,285	$7,173	$32,153
Total production costs net of by-product credits	E=(C+D)	$12,018	$14,503		$21,688	$12,956	$11,122	$-	$15,463	$5,801	$93,551

Payable ounces of silver	F	1,191,274	1,228,465		920,136	761,228	543,937		906,736	869,381	6,421,156

Cash cost per Ounce of Silver net of by-product credits

Total cash cost per ounce net of by-products	=C*1000/F	$8.20	$8.81		$13.77	$12.91	$11.95	$-	$14.53	$(1.58)	$9.56
Total production cost per ounce net of by-products	=E *1000/F	$10.09	$11.81		$23.57	$17.02	$20.45	$-	$17.05	$6.67	$14.57

		Twelve months ended December 31, 2013
		La Colorada	Alamo Dorado		Dolores	Huaron	Morococha	Quiruvilca	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$61,554	$62,454		$117,203	$99,909	$84,203	$-	$67,123	$110,810	$603,256
Less gold credit	b1	$(2,894)	$(24,194)		$(91,113)	$(178)	$(2,614)	$-	$-	$(83,995)	$(204,988)
Less zinc credit	b2	$(10,895)	$-	-$	-	$(22,285)	$(24,154)	$-	$(9,898)	$-	$(67,232)
Less lead credit	b3	$(6,605)	$-		$-	$(11,722)	$(7,577)	$-	$(1,157)	$-	$(27,061)
Less copper credit	b4	$-	$(712)		$-	$(23,605)	$(13,862)	$-	$-	$-	$(38,179)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(20,394)	$(24,906)		$(91,113)	$(57,790)	$(48,207)	$-	$(11,055)	$(83,995)	$(337,460)
Cash Costs net of by-product credits	C=(A+B)	$41,160	$37,548		$26,090	$42,119	$35,996	$-	$56,068	$26,815	$265,796
Depreciation, amortization & reclamation	D	$8,010	$17,813		$44,211	$11,667	$17,649	$-	$9,226	$32,885	$141,461
Total production costs net of by-product credits	E=(C+D)	$49,170	$55,361		$70,301	$53,786	$53,645	$-	$65,294	$59,700	$407,257

Payable ounces of silver	F	4,364,727	5,042,779		3,493,766	2,883,758	2,049,487		3,614,290	3,137,720	24,586,527

Cash cost per Ounce of Silver net of by-product credits

Total cash cost per ounce net of by-products	=C*1000/F	$9.43	$7.45		$7.47	$14.61	$17.56	$-	$15.51	$8.55	$10.81
Total production cost per ounce net of by-products	=E *1000/F	$11.27	$10.98		$20.12	$18.65	$26.17	$-	$18.07	$19.03	$16.56

		Three months ended December 31, 2012
		La Colorada	Alamo Dorado		Dolores	Huaron	Morococha	Quiruvilca	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$13,920	$15,368		$28,734	$25,912	$23,463	$-	$20,009	$33,207	$160,613
Less gold credit	b1	$(1,063)	$(7,810)		$(25,225)	$(20)	$(922)	$-	$-	$(19,706)	$(54,746)
Less zinc credit	b2	$(2,507)	$-	-$	-	$(4,837)	$(5,048)	$-	$(2,126)	$-	$(14,518)
Less lead credit	b3	$(1,479)	$-		$-	$(2,336)	$(1,777)	$-	$(273)	$-	$(5,865)
Less copper credit	b4	$-	$(310)		$-	$(4,690)	$(3,448)	$-	$-	$-	$(8,448)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(5,048)	$(8,120)		$(25,225)	$(11,882)	$(11,195)	$-	$(2,399)	$(19,706)	$(83,575)
Cash Costs net of by-product credits	C=(A+B)	$8,872	$7,248		$3,509	$14,030	$12,268	$-	$17,610	$13,501	$77,038
Depreciation, amortization & reclamation	D	$1,493	$4,613		$6,515	$1,886	$2,854	$-	$2,688	$8,607	$28,656
Total production costs net of by-product credits	E=(C+D)	$10,365	$11,861		$10,024	$15,916	$15,122	$-	$20,298	$22,108	$105,694

Payable ounces of silver	F	1,043,125	1,551,171		927,788	643,351	472,490		887,816	1,032,527	6,558,268

Cash cost per Ounce of Silver net of by-product credits

Total cash cost per ounce net of by-products	=C*1000/F	$8.50	$4.67		$3.78	$21.81	$25.96	$-	$19.84	$13.08	$11.75
Total production cost per ounce net of by-products	=E *1000/F	$9.94	$7.65		$10.80	$24.74	$32.01	$-	$22.86	$21.41	$16.12

		Twelve months ended December 31, 2012
		La Colorada	Alamo Dorado		Dolores*	Huaron	Morococha	Quiruvilca	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$56,228	$57,536		$82,926	$89,341	$82,958	$17,219	$73,311	$125,233	$584,752
Less gold credit	b1	$(5,240)	$(29,809)		$(72,199)	$(197)	$(3,840)	$(550)	$-	$(72,139)	$(183,974)
Less zinc credit	b2	$(9,270)	$-	-$	-	$(19,096)	$(19,281)	$(4,391)	$(8,057)	$-	$(60,096)
Less lead credit	b3	$(5,304)	$-		$-	$(9,215)	$(6,956)	$(1,448)	$(1,104)	$-	$(24,027)
Less copper credit	b4	$-	$(746)		$-	$(16,939)	$(11,174)	$(2,097)	$-	$-	$(30,956)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(19,814)	$(30,555)		$(72,199)	$(45,448)	$(41,250)	$(8,486)	$(9,162)	$(72,139)	$(299,053)
Cash Costs net of by-product credits	C=(A+B)	$36,414	$26,981		$10,728	$43,894	$41,707	$8,733	$64,149	$53,093	$285,699
Depreciation, amortization & reclamation	D	$5,571	$15,536		$33,931	$8,790	$11,145	$271	$10,614	$29,317	$115,175
Total production costs net of by-product credits	E=(C+D)	$41,985	$42,518		$44,659	$52,684	$52,852	$9,004	$74,763	$82,410	$400,874

Payable ounces of silver	F	4,215,075	5,345,677		2,646,219	2,506,481	1,776,333	240,354	3,390,683	3,625,285	23,746,108

Cash cost per Ounce of Silver net of by-product credits

Total cash cost per ounce net of by-products	=C*1000/F	$8.64	$5.05		$4.05	$17.51	$23.48	$36.33	$18.92	$14.65	$12.03
Total production cost per ounce net of by-products	=E *1000/F	$9.96	$7.95		$16.88	$21.02	$29.75	$37.46	$22.05	$22.73	$16.88

* The Dolores mine was acquired with effect from March 30, 2012 and therefore the operations under Pan American's ownership are only for the nine months ended December 31, 2012.

** The Quiruvilca mine was sold to a private company effective June 1, 2012.

All-In Sustaining Cost per Silver Ounce Sold
		Three months ended December 31,		Twelve months ended December 31,
		2013	2012	2013	2012
Production costs		$136,223	$126,654	$530,614	$485,163
Royalties		$5,570	$5,693	$26,459	$35,077
Smelting, refining and transportation charges(1)		$24,076	$21,900	$93,926	$94,438
Less by-product credits(1)		$(85,695)	$(79,321)	$(331,809)	$(293,208)
Cash cost of sales net of by- products		$80,174	$74,926	$319,190	$321,470

Sustaining capital(2)		$25,085	$54,394	$111,647	$130,721
Exploration		$990	$10,405	$15,475	$36,746
Reclamation cost accretion		$757	$655	$3,030	$2,999
General & administrative expense		$2,602	$4,638	$17,596	$20,790
All-in sustaining costs	A	$109,608	$145,018	$466,937	$512,726
Payable ounces sold	B	6,436,002	5,678,802	25,478,014	23,037,493
All-in sustaining cost per silver ounce sold, net of by-products	(A*$1000)/B	$17.03	$25.54	$18.33	$22.26

Sustaining Capital

Reconciliation of payments for mineral property, plant and equipment and sustaining capital		Three months ended December 31,		Twelve months ended December 31,
(in thousands of USD)		2013	2012	2013	2012
Payments for mineral property, plant and equipment(3)		$33,669	$65,269	$159,401	$159,915
Add/(Subtract)
Advances received for leases(3)		$331	$4,021	$3,331	$11,538
Morococha relocation project capital		$-	$(837)	$-	$(6,389)
Navidad project capital		$(89)	$(1,815)	$(246)	$(11,318)
Dolores leach pads & other expansion projects		$(8,702)	$(11,749)	$(50,482)	$(21,766)
Other non-operating capital		$(124)	$(495)	$(358)	$(1,259)
Sustaining Capital		$25,085	$54,394	$111,647	$130,721

(1)	Included in the revenue line of the unaudited condensed interim consolidated income statements and are reflective of realized metal prices for the applicable periods.
(2)	Non - GAAP measure: see sustaining capital reconciliation.
(3)	As presented in the unaudited condensed consolidated statements of cash flows.

SOURCE: Pan American Silver Corp.

%CIK: 0000771992

For further information:

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
ir@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 08:00e 20-FEB-14